09040916

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kildare Capital

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 E. Lancaster Avenue Suite 540
(No. and Street)

Radnor (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Sweeney 610-254-1701
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carrow Doyle & Associates LLP
(Name – *if individual, state last, first, middle name*)

400 Berwyn Park (Address) Berwyn (City) PA (State) 19312 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED APR 28 2009 BRANCH OF REGISTRATIONS AND EXAMINATIONS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SECURITIES AND EXCHANGE COMMISSION RECEIVED APR 27 2009 BRANCH OF REGISTRATIONS AND EXAMINATIONS 04

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean Sweeney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kildare Capital, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
SANDY PHITHAVONG
Notary Public
RADNOR TWP, DELAWARE CNTY
My Commission Expires Oct 30, 2012

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KILDARE CAPITAL, INC.

(a wholly-owned subsidiary of
Kildare Financial Group, Inc.)

Financial Statements

December 31, 2008

Index

Supplementary Information

Carrow, Doyle & Associates, LLP
Certified Public Accountants & Management Consultants

Independent Auditors' Report

To the Stockholders and Board of Directors
Kildare Capital, Inc.
Radnor, Pennsylvania

We have audited the accompanying statement of financial condition of Kildare Capital, Inc. (a California S corporation and wholly-owned subsidiary of Kildare Financial Group, Inc.) as of December 31, 2008, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kildare Capital, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 14 to the financial statements, the Company has generated significant losses and used significant cash in operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 14. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Carrow, Doyle & Associates, LLP

Carrow, Doyle & Associates, LLP

Berwyn, Pennsylvania
April 8, 2009

400 Berwyn Park ■ 899 Cassatt Road, Suite 115 ■ Berwyn, PA 19312 ■ 610-854-1000 ■ Fax 610-854-1001 ■ cda@carrowdoyle.com

KILDARE CAPITAL, INC.
(a wholly-owned subsidiary of Kildare Financial Group, Inc.)
Statement of Financial Condition
December 31, 2008

Assets

Cash and cash equivalents	$ 21,420	
Deposit with clearing organization	403,440	
Due from officer	5,200	
Securities owned, at fair value	1,338,013	
Other assets	6,255	
Property and equipment, net	115,953	
Total assets		$ 1,890,281

Liabilities

Lines of credit	$ 122,400	
Payable to clearing organization	37,558	
Securities sold, not yet purchased, at fair value	1,091,872	
Accounts payable and accrued expenses	140,174	
Capital lease obligation	50,420	
Dividends payable	66,367	
Total liabilities		1,508,791

Stockholders' Equity

Preferred stock, Series A, 12%, $0.01 par value, 5,000,000 shares authorized; 2,300,000 shares outstanding	$ 23,000	
Common stock, no par value; 100,000,000 shares authorized; 10,000,000 shares issued and outstanding	260,000	
Additional paid-in capital	2,317,000	
Accumulated deficit	(2,218,510)	
Total stockholders' equity		381,490
Total liabilities and stockholders' equity		$ 1,890,281

The accompanying notes are an integral part of these financial statements.

KILDARE CAPITAL, INC.

(a wholly-owned subsidiary of Kildare Financial Group, Inc.)

Statement of Operations

For the Year Ended December 31, 2008

Revenues:		
Underwriting fees	$ 809,121	
Interest income	106,860	
Other income	85,698	
Principal trading losses	(228,737)	
Total revenue		772,942
Expenses:		
Commissions	878,170	
Compensation	983,600	
Write-down of uncollectible employee advances	118,975	
Write-down of due from parent	86,559	
Interest expense	114,448	
Clearing expenses	90,949	
Marketing expense	55,858	
Office expenses	208,539	
Depreciation and amortization	35,611	
Professional fees	35,994	
Rent	131,281	
Travel and entertainment	110,454	
Regulatory fees and expenses	64,791	
Total expenses		2,915,229
Net loss		$ (2,142,287)

The accompanying notes are an integral part of these financial statements.

KILDARE CAPITAL, INC.
(a wholly-owned subsidiary of Kildare Financial Group, Inc.)
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2008

	Capital Stock				Additional	Retained Earnings /	Total
	Preferred		Common		Paid-in	(Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit)	Equity
Balance - January 1, 2008	1,000,000	$ 10,000	10,000,000	$ 260,000	$ 1,030,000	$ 126,644	$ 1,426,644
Net loss	-	-	-	-	-	(2,142,287)	(2,142,287)
Issuance of preferred stock	1,300,000	13,000	-	-	1,287,000	-	1,300,000
Dividends paid	-	-	-	-	-	(136,500)	(136,500)
Dividends payable	-	-	-	-	-	(66,367)	(66,367)
Balance - December 31, 2008	2,300,000	$ 23,000	10,000,000	$ 260,000	$ 2,317,000	$ (2,218,510)	$ 381,490

The accompanying notes are an integral part of these financial statements.

KILDARE CAPITAL, INC.
(a wholly-owned subsidiary of Kildare Financial Group, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:	
Net loss	$ (2,142,287)
Adjustment to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	35,611
Write-down of uncollectible employee advances	118,975
Write-down of due from parent	86,559
Changes in operating assets and liabilities:	
Deposit with clearing organization	198,843
Due from clearing organization	95,961
Due from parent	30,256
Due from officer	(5,200)
Other receivable	2,400
Securities owned, at fair value	3,786,920
Other assets	22,344
Payable to clearing organization	(4,493,221)
Securities sold, not yet purchased, at fair value	547,185
Accounts payable and accrued expenses	43,834
Net cash used in operating activities	(1,671,820)
Cash flows from investing activities:	
Acquisition of property and equipment	(10,499)
Cash flows from financing activities:	
Borrowings under lines of credit	122,400
Proceeds from issuance of preferred stock	1,300,000
Payments under capital lease obligation	(12,571)
Dividends paid	(136,500)
Net cash provided by financing activities	1,273,329
Net decrease in cash	(408,990)
Cash and cash equivalents at beginning of year	430,410
Cash and cash equivalents at end of year	$ 21,420
Supplemental disclosures of cash flow information:	
Cash paid during the year for interest	$ 114,448
Supplemental schedule of non-cash investing and financing activities:	
Dividends payable	$ 66,367

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Business Activity and Basis of Presentation

Kildare Capital, Inc. (the "Company"), a California S corporation, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and licensed by the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Kildare Financial Group, Inc. ("KFG"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including trading in securities issued by the government of the United States of America and various state and municipal authorities and investment banking. The Company is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis.

NOTE 2 - Summary of Significant Accounting Policies

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities are valued at fair value. Fair value is generally based upon quoted market prices. If quoted market prices are not available, fair value is determined by management.

Investment Banking - Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Concentrations of Credit Risk - At December 31, 2008, the Company is engaged in trading and other business consulting services to a limited clientele. The Company uses one clearing broker for all of its business. The Company's exposure to credit risk associated with the non-performance by its counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of the counterparties to satisfy their obligations to the Company. It is the Company's policy to review, as necessary, the credit standing of any counterparty. Management does not believe it is exposed to significant risk for non-performance by its counterparties.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, securities, and deposits. Balances with the clearing broker are insured to their full amount. In addition to balances maintained with the clearing broker, the Company maintains accounts at commercial banks. The accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. At times the Company may exceed these limits. Management does not believe it is exposed to any significant credit risks for its financial instruments.

Fair Value of Financial Instruments - The carrying amounts reported in the statement of financial condition for cash, receivables, accounts payable and accruals approximate fair value based on the short-term maturity of these instruments.

Fixed Assets - Fixed assets are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or their expected lives. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts and any gain or loss on disposal is recognized.

The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. If the carrying amount of the asset exceeds the undiscounted future cash flows expected to be generated by the asset, an impairment charge is recognized.

Income Taxes - The Company is taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those and comparable state income tax provisions, the Company does not pay federal or state income taxes on its taxable income.

NOTE 3 – Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at fair value, as follows:

	Securities Owned	Sold, Not Yet Purchased
Obligations of U. S. Government	$ 851,154	$ 1,091,872
State and Municipal Obligations	41,924	-
U. S. Equities	444,935	-
	$ 1,338,013	$ 1,091,872

NOTE 4 – Receivable From and Payable to Clearing Organization

Amounts receivable from and payable to the Company's clearing organization at December 31, 2008 consist of the following:

	Receivable	Payable
Clearing deposit	$ 403,440	$ -
Securities purchased and sold, net	-	37,558
	$ 403,440	$ 37,558

NOTE 5 - Property and Equipment

Property and equipment at December 31, 2008 consists of the following:

Office equipment	$	67,919
Furniture and fixtures		97,619
Leasehold improvements		12,519
Total property and equipment		178,057
Less: accumulated depreciation and amortization		(62,104)
Net property and equipment	$	115,953

Depreciation and amortization expense incurred for the year ended December 31, 2008 was $35,611.

Furniture and fixtures includes assets acquired under a capital lease of $71,647. Accumulated amortization for those assets was $14,024 as of December 31, 2008.

NOTE 6 - Related Party Transactions

The Company wrote down $86,559 of amounts due from KFG at December 31, 2008 as collection is considered unlikely.

NOTE 7 - Lines of Credit

The Company has a line of credit with a commercial bank, which allows maximum borrowings of $25,000. Principal is payable on demand with interest paid monthly at the bank's prime rate plus 4.0%(effective rate of 7.25% at December 31, 2008). The line of credit is secured by cash on deposit with the commercial bank of approximately $5,300 at December 31, 2008. The balance outstanding on the line of credit at December 31, 2008 was $24,000.

The Company has a line of credit with a commercial bank, which allows maximum borrowings of $100,000. Principal is payable on demand with interest paid monthly at the bank's prime rate plus 2.5% (effective rate of 5.75% at December 31, 2008). The line of credit is secured by cash on deposit with the commercial bank of approximately $14,700 at December 31, 2008. The balance outstanding on the line of credit at December 31, 2008 was $98,400.

NOTE 8 - Capital and Operating Leases

The Company has entered into an operating lease agreement for office space, commencing in February 2007. The lease term ends in July 2014.

The Company has a capital lease obligation for office furniture. The leased assets are included in furniture and fixtures.

Minimum future lease payments are as follows:

Year Ending December 31,	Lease	Lease
2009	$ 108,424	$ 18,168
2010	110,127	18,168
2011	111,830	18,168
2012	113,533	4,542
2013	115,236	-
Thereafter	67,978	-
Total	$ 627,128	59,046
Less: amounts representing interest		(8,626)
Net present value of capital lease obligation		$ 50,420

NOTE 9 - Commitments and Contingencies

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2008, and were subsequently settled, had no material effect on the financial statements as of that date.

NOTE 10 – Stockholders' Equity

The Company issued 2,300,000 shares of Series A, 12%, $0.01 par value non-convertible, non-voting preferred stock to it's parent, KFG, including 1,300,000 shares issued during the year ended December 31, 2008. The Series A stock pays dividends at an annual rate of 12%.

KFG has the option to redeem: 1) 1,000,000 shares of the Series A stock after June 1, 2007, and 2) 1,300,000 shares of the Series A stock after June 1, 2010, upon written notice. The Company's obligation to repurchase the Series A shares would be suspended if repurchase would cause the Company to violate its net capital requirements under the Company's current membership agreement with FINRA.

The Company has the right to call the Series A stock in full or partial amounts upon proper written notification. The Company may not repurchase shares if repurchase would cause the Company to violate its net capital requirements under the Company's current membership agreement with FINRA.

NOTE 11 – Financial Instruments With Off-Balance-Sheet Risk

The Company sold securities that it does not currently own and is therefore obligated to purchase such securities at a future date. The Company recorded these obligations in the financial statements at December 31, 2008, at the current fair values of the related securities and will incur an additional loss if the fair value of the securities increases prior to the date of purchase.

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 12 - Independent Contractor Agreements

The Company and various individuals (the "Contractors") have entered into Independent Contractor Agreements (the "Contractor Agreements"). Under the terms of these Contractor Agreements, the Company and the Contractors have agreed that the Contractors will operate a branch office on behalf of the Company utilizing certain of the Company's operating funds for securities trading purposes. Each individual Contractor Agreement contains specific terms and covenants regarding the relationship between the Company and the individual Contractor, such as length of term, duties of the parties, trading funds limitations, compensation and additional covenants.

NOTE 13 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $119,246, which was $19,246 in excess of its required net capital of $100,000. At December 31, 2008, the Company's ratio of aggregate indebtedness to net capital was 3.18 to 1.

NOTE 14 - Going Concern and Management's Plans

The Company generated significant losses and used significant cash in operations during the year ended December 31, 2008, primarily due to deteriorating conditions in securities markets. The Company has taken steps to reduce operating expenses, including staff reductions and other cost savings measures. Management has also secured certain revenue producing contracts and is negotiating additional revenue producing contracts which management believes will generate earnings and positive cash flows from operations.

The two shareholders of Kildare Financial Group, Inc. executed a purchase agreement pursuant to which the purchasing shareholder will purchase all of the shares of the selling shareholder in exchange for cash and a note payable secured by the shares. Funds for payment of the note payable will be generated primarily from the operations of the Company. If the Company does not generate sufficient cash flows from operations to fund repayment of the note payable, the operations of the Company could be affected. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Stockholders and Board of Directors
Kildare Capital, Inc.
Radnor, Pennsylvania

We have audited the accompanying financial statements of Kildare Capital, Inc. as of and for the year ended December 31, 2008, and have issued our report thereon dated April 8, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedules required pursuant to rule 15c3-3 are omitted because the Company is exempt under rule 15c3-3(k)(2)(ii).

Carrow, Doyle & Associates, LLP

Berwyn, Pennsylvania
April 8, 2009

Schedule I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total stockholders' equity		$	381,490
Deduct non-allowable assets:			
Due from officer	5,200		
Other assets	6,255		
Property and equipment	115,953		
Total non-allowable assets			127,408
Net capital before haircuts on security positions			254,082
Deduct haircuts on security positions:			
U.S. government obligations	65,512		
State and municipal government obligations	2,584		
U.S. equities	66,740		
			134,836
Net capital		$	119,246
Minimum capital required per 15c3-1(A)(1)		$	100,000
Aggregate indebtedness		$	379,361
Ratio of aggregate indebtedness to net capital			3.18 to 1

RECONCILIATION WITH THE CORPORATION'S COMPUTATION

Net Capital, As Reported in Corporation's Part IIA (Unaudited) FOCUS Report	$	178,502		
Net Audit Adjustments to Haircuts on Securities		(21,020)		
Net Audit Adjustments		(38,236)		
Net capital, as adjusted				119,246
Net capital per above				119,246
Difference			$	-

Independent Auditors' Report on Internal Control
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Stockholders and Board of Directors
Kildare Capital, Inc.
Radnor, Pennsylvania

In planning and performing our audit of the financial statements of Kildare Capital, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in control activities that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Kildare Capital, Inc. as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated April 8, 2009.

The entity lacked adequate internal controls over significant accounts and failed to perform timely reconciliations of significant accounts during the year. The failure to perform timely reconciliations indicates that a material weakness in internal control over financial reporting exists.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carrow, Doyle & Associates, LLP

Carrow, Doyle & Associates, LLP

Berwyn, Pennsylvania
April 8, 2009

Carrow, Doyle & Associates, LLP

Certified Public Accountants & Management Consultants